Via EDGAR and E-mail

April 24, 2014

Tom Kluck, Legal Branch Chief

Sandra Hunter, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed April 15, 2014

File No. 000-54691

Dear Mr. Kluck:

We are writing to provide information that addresses the comment you raised in your correspondence dated April 24, 2014 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on April 15, 2014. For your convenience, we have reproduced your comments below, along with our responses.

General

1.	The charter amendment in Proposal 2.A. appears to bundle numerous significant proposals. Please provide an analysis of how this complies with Rule 14(a)-4(a)(3) of the proxy rules. Please note that we do not object to including all NASAA guidelines related changes in a single proposal.

Response: The Company confirms that all of the charter changes included in Proposal 2.A. are related to provisions required by the NASAA Guidelines or are inextricably intertwined with such NASAA requirements. As a result, the Company believes that Proposal 2.A. complies with Rule 14(a)-4(a)(3) of the proxy rules.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kluck

U.S. Securities and Exchange Commission

April 24, 2014

If you need any additional information, or if we can be of any further assistance, please call me at (212) 379-3158.

Sincerely,

/s/ Devin I. Murphy

Devin I. Murphy
Chief Financial Officer

cc:	Sara Brennan, General Counsel, Phillips Edison & Company Ltd.

Robert. H. Bergdolt, DLA Piper LLP (US)

Andrew M. Davisson, DLA Piper LLP (US)